UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

August 4, 2017

(Date of Report (Date of earliest event reported))

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

(Exact name of registrant as specified in its charter)

Delaware	61-1775059
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

1601 Connecticut Ave., Suite 300, Washington, DC	20009
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Asset Acquisitions

Acquisition of Senior Mortgage Loan – SC GROUP 6845 FIGUEROA, LLC

On August 4, 2017, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage loan with a maximum principal balance of $2,250,000 (the “Stradella Court - La Prada Senior Loan”). The borrower, SC GROUP 6845 FIGUEROA, LLC, a Delaware limited liability company (“Stradella Court – La Prada”), used the loan proceeds to purchase two (2) single family homes on 18,392 square feet of land at 6026 & 6030 East La Prada, Los Angeles, CA 90042 (the “Stradella Court - La Prada Property”), and currently plans to obtain approval of all entitlements for twelve (12) small lot homes. The La Prada Senior Loan is secured by the Stradella Court – La Prada Property.

The Stradella Court – La Prada Investment was funded with approximately $1,460,000 in proceeds from our Offering and $500,000 in proceeds from that certain Promissory Grid Note by and between us and our sponsor.

Stradella Court – La Prada is managed by the principals of Stradella Court, LLC (“Stradella Court”), a real estate company, established in 2012, that is based out of Los Angeles, CA, and which specializes in real estate located in infill Los Angeles. Other than with regard to the Stradella Court - La Prada Senior Loan and certain other real estate transactions, neither our Manager nor we are affiliated with Stradella Court.

The Stradella Court – La Prada Property is currently improved as two (2) single family homes occupying a total lot area of 18,392 square feet. Stradella Courts’ current plan is to complete the entitlement process for twelve (12) small lot single family homes.

On the original closing date of the Stradella Court - La Prada Senior Loan, Stradella Court – La Prada was capitalized with approximately $58,500 of equity capital from the borrower. The Stradella Court – La Prada Senior Loan is being serviced by Fundrise Servicing, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor.

The Stradella Court – La Prada Senior Loan bears an interest rate of 9.0% per annum, with an amount equal to 9.0% per annum paid current on a monthly basis through the maturity date, February 4, 2019 (the “Stradella Court – La Prada Maturity Date”). In addition to the annual interest rate, Lender shall be entitled to seventy percent (70%) of the Profits upon (a) the sale of the Property by Borrower; or (b) Buyer’s refinancing of this Loan. Profits are defined as all gross proceeds received by Borrower from its sale of the Property, less all costs and expenses set forth on the Sources and Uses in the Loan Agreement.

In addition, Lending, an affiliate of our Manager and a wholly-owned subsidiary of our sponsor, earned an origination fee of approximately 1.5% of the La Prada Senior Loan amount, paid directly by Stradella Court – La Prada.

Stradella Court – La Prada has the ability to extend the La Prada Maturity Date for two periods of 6 months; provided, however, to exercise such extensions, all interest must be paid, an interest reserve will be required and the lender may require an appraisal.

The principals of Stradella Court have provided carve-out and springing guaranties. As of its closing date, the Stradella Court – La Prada Senior Loan’s loan-to-cost ratio, or the LTC ratio, was approximately 97.5% and was approximately 118% of the property purchase price. The LTC ratio is the amount of the Stradella Court – La Prada Senior Loan divided by the anticipated cost to acquire and carry the project. There can be no assurance that such estimated costs will prove to be accurate.  As of its closing date, the Stradella Court – La Prada Senior Loan’s loan-to-value ratio, or the LTV ratio, was approximately 90%. The LTV ratio is the amount of the Stradella Court – La Prada Senior Loan divided by the anticipated third-party appraised value of the Stradella Court – La Prada Property at stabilization. There can be no assurance that such value will be achieved.

The Stradella Court – La Prada Property is located along La Prada Street, half a mile north of York Boulevard, in the Highland Park community in the Northeastern District of the city of Los Angeles. The Northeastern District includes all incorporated portions of the city of Los Angeles bordered by the Long Beach (710) Freeway on the east, the Ventura (134) Freeway on the north, the Golden State (5) Freeway on the west, and the San Bernardino (10) Freeway on the south. Downtown Los Angeles is located six miles southwest.

As the Stradella Court – La Prada Senior Loan was purchased from Fundrise Lending, an affiliate of our Manager, the Independent Representative reviewed and approved of the transaction prior to its consummation.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in our Offering Statement on Form 1-A dated May 10, 2017, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and prospectus supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our filings with the SEC. We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUNDRISE FOR-SALE HOUSING EFUND – LOS ANGELES CA, LLC

By:	Fundrise Advisors, LLC
Its:	Manager

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date:       August 10, 2017